UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.     )

CorePoint Lodging Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

21872L104

(CUSIP Number)

Giovanni Cutaia

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Edgar J. Lewandowski, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21872L104	SCHEDULE 13D	2

1	NAMES OF REPORTING PERSONS BRE/LQJV-NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,769,655
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,769,655
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,769,655
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	3

1	NAMES OF REPORTING PERSONS BRE/Prime Mezz 2 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 932,172
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 932,172
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	4

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,458,608
	8	SHARED VOTING POWER 6,769,655
	9	SOLE DISPOSITIVE POWER 1,458,608
	10	SHARED DISPOSITIVE POWER 6,769,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,228,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	5

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners IV.F L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 177,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 177,047
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,047
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	6

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners IV.TE.2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,631
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 71,631
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	7

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (DC) IV.TE.1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,751
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 190,751
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,751
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	8

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (DC) IV.TE.2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 262,018
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 262,018
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,018
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	9

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (DC) IV.TE.3-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 304,078
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 304,078
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,078
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	10

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,162
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 89,162
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,162
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	11

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,045,672
	8	SHARED VOTING POWER 6,769,655
	9	SOLE DISPOSITIVE POWER 3,045,672
	10	SHARED DISPOSITIVE POWER 6,769,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,815,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	12

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners V.F L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 770,527
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 770,527
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	13

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners V.TE.1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,096,835
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,096,835
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,096,835
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	14

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners V.TE.2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,817,965
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,817,965
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,817,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	15

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (AIV) V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,291
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,291
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	16

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 444,298
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 444,298
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	17

1	NAMES OF REPORTING PERSONS BRE/Prime Mezz 3-A L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 932,172
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 932,172
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	18

1	NAMES OF REPORTING PERSONS BRE/Prime Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 932,172
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 932,172
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	19

1	NAMES OF REPORTING PERSONS WIH Hotels L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 932,172
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 932,172
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	20

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,464,133
	8	SHARED VOTING POWER 6,769,655
	9	SOLE DISPOSITIVE POWER 2,464,133
	10	SHARED DISPOSITIVE POWER 6,769,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,233,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON(See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	21

1	NAMES OF REPORTING PERSONS BREA IV L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,464,133
	8	SHARED VOTING POWER 6,769,655
	9	SOLE DISPOSITIVE POWER 2,464,133
	10	SHARED DISPOSITIVE POWER 6,769,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,233,788
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	22

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,819,290
	8	SHARED VOTING POWER 6,769,655
	9	SOLE DISPOSITIVE POWER 7,819,290
	10	SHARED DISPOSITIVE POWER 6,769,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,588,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	23

1	NAMES OF REPORTING PERSONS BREA V L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,819,290
	8	SHARED VOTING POWER 6,769,655
	9	SOLE DISPOSITIVE POWER 7,819,290
	10	SHARED DISPOSITIVE POWER 6,769,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,588,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	24

1	NAMES OF REPORTING PERSONS BREP V Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 444,298
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 444,298
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	25

1	NAMES OF REPORTING PERSONS BREP IV Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,162
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 89,162
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,162
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	26

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,586,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,586,538
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,586,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	27

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,586,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,586,538
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,586,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21872L104	SCHEDULE 13D	28

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,586,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,586,538
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,586,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21872L104	SCHEDULE 13D	29

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,586,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,586,538
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,586,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21872L104	SCHEDULE 13D	30

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,586,538
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,586,538
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,586,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of CorePoint Lodging Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 909 Hidden Ridge, Suite 600, Irving, Texas 75038.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	BRE/LQJV-NQ L.L.C., a Delaware limited liability company,

(ii)	BRE/Prime Mezz 2 L.L.C., a Delaware limited liability company,

(iii)	Blackstone Real Estate Partners IV L.P., a Delaware limited partnership,

(iv)	Blackstone Real Estate Partners IV.F L.P., a Delaware limited partnership,

(v)	Blackstone Real Estate Partners IV.TE.2 L.P., a Delaware limited partnership,

(vi)	Blackstone Real Estate Partners (DC) IV.TE.1 L.P., a Delaware limited partnership,

(vii)	Blackstone Real Estate Partners (DC) IV.TE.2 L.P., a Delaware limited partnership,

(viii)	Blackstone Real Estate Partners (DC) IV.TE.3-A L.P., a Delaware limited partnership,

(ix)	Blackstone Real Estate Holdings IV L.P., a Delaware limited partnership,

(x)	Blackstone Real Estate Partners V L.P., a Delaware limited partnership,

(xi)	Blackstone Real Estate Partners V.F L.P., a Delaware limited partnership,

(xii)	Blackstone Real Estate Partners V.TE.1 L.P., a Delaware limited partnership,

(xiii)	Blackstone Real Estate Partners V.TE.2 L.P., a Delaware limited partnership,

(xiv)	Blackstone Real Estate Partners (AIV) V L.P., a Delaware limited partnership,

(xv)	Blackstone Real Estate Holdings V L.P., a Delaware limited partnership (collectively, together with the entities listed in clauses (i)-(xiv), the “Blackstone Funds”),

(xvi)	BRE/Prime Mezz 3-A L.L.C., a Delaware limited liability company,

(xvii)	BRE/Prime Holdings L.L.C., a Delaware limited liability company,

(xviii)	WIH Hotels L.L.C., a Delaware limited liability company,

(xix)	Blackstone Real Estate Associates IV L.P., a Delaware limited partnership,

(xx)	BREA IV L.L.C., a Delaware limited liability company,

(xxi)	Blackstone Real Estate Associates V L.P., a Delaware limited partnership,

(xxii)	BREA V L.L.C., a Delaware limited liability company,

(xxiii)	BREP V Side-by-Side GP L.L.C., a Delaware limited liability company,

(xxiv)	BREP IV Side-by-Side GP L.L.C., a Delaware limited liability company,

(xxv)	Blackstone Holdings II L.P., a Delaware limited partnership,

(xxvi)	Blackstone Holdings I/II GP Inc., a Delaware corporation,

(xxvii)	The Blackstone Group L.P., a Delaware limited partnership,

(xxviii)	Blackstone Group Management L.L.C., a Delaware limited liability company (each of the foregoing a “Blackstone” entity), and

(xxix)	Stephen A. Schwarzman, a citizen of the United States of America.

The principal business address of each of the Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(c) The principal business of each of the Blackstone Funds is investing in securities.

The principal business of BRE/Prime Mezz 3-A L.L.C. is performing the functions of, and serving as, the managing member of BRE/Prime Mezz 2 L.L.C. The principal business of BRE/Prime Holdings L.L.C. is performing the functions of, and serving as, the managing member of BRE/Prime Mezz 3-A L.L.C. The principal business of WIH Hotels L.L.C. is performing the functions of, and serving as, the managing member of BRE/Prime Holdings L.L.C.

The principal business of Blackstone Real Estate Associates IV L.P. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Partners IV L.P., Blackstone Real Estate Partners IV.F L.P., Blackstone Real Estate Partners IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.1 L.P., Blackstone Real Estate Partners (DC) IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.3-A L.P., and other affiliated Blackstone entities. The principal business of BREP IV Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Holdings IV L.P. and other affiliated Blackstone entities. The principal business of BREA IV L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Associates IV L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Real Estate Associates V L.P. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.F L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P., Blackstone Real Estate Partners (AIV) V L.P., and other affiliated Blackstone entities. The principal business of BREP V Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Holdings V L.P. and other affiliated Blackstone entities. The principal business of BREA V L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Associates V L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in BREA IV L.L.C., BREP IV Side-by-Side GP L.L.C., BREA V L.L.C., BREP V Side-by-Side GP L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the sole shareholder of Blackstone Holdings I/II GP Inc., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The Blackstone Funds were stockholders of La Quinta Holdings Inc., a Delaware corporation (“LQ”). At 4:30 p.m. Eastern time on May 30, 2018 (the “Effective Date”), LQ made a pro rata distribution of Issuer Common Stock to LQ stockholders (the “Spin-off”). As part of the Spin-off, LQ stockholders received one share of Issuer Common Stock for every share of LQ common stock they held (taking into account LQ’s 1-for-2 reverse stock split effective immediately prior to the Effective Time).

Item 4.	Purpose of Transaction.

The Blackstone Funds acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Blackstone Funds. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Giovanni Cutaia and Brian Kim are employees of The Blackstone Group L.P. or its affiliates. Messrs. Cutaia and Kim were designated by the Blackstone Funds to serve as directors of the Issuer and, in such capacities, each may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). Calculations of the percentage of shares of Common Stock beneficially owned assumes that there were a total of 58,240,258 shares of Common Stock outstanding on May 30, 2018, immediately following the Spin-off, based on information provided by the Issuer.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BRE/LQJV-NQ L.L.C. directly holds 6,769,655 shares of Common Stock, BRE/Prime Mezz 2 L.L.C. directly holds 932,172 shares of Common Stock, Blackstone Real Estate Partners IV L.P. directly holds 526,436 shares of Common Stock, Blackstone Real Estate Partners IV.F L.P. directly holds 177,047 shares of Common Stock, Blackstone Real Estate Partners IV.TE.2 L.P. directly holds 71,631 shares of Common Stock, Blackstone Real Estate Partners (DC) IV.TE.1 L.P. directly holds 190,751 shares of Common Stock, Blackstone Real Estate Partners (DC) IV.TE.2 L.P. directly holds 262,018 shares of Common Stock, Blackstone Real Estate Partners (DC) IV.TE.3-A L.P. directly holds 304,078 shares of Common Stock, Blackstone Real Estate Holdings IV L.P. directly holds 89,162 shares of Common Stock, Blackstone Real Estate Partners V L.P. directly holds 3,045,672 shares of Common Stock, Blackstone Real Estate Partners V.F L.P. directly holds 770,527 shares of Common Stock, Blackstone Real Estate Partners V.TE.1 L.P. directly holds 1,096,835 shares of Common Stock, Blackstone Real Estate Partners V.TE.2 L.P. directly holds 2,817,965 shares of Common Stock, Blackstone Real Estate Partners (AIV) V L.P. directly holds 88,291 shares of Common Stock, and Blackstone Real Estate Holdings V L.P. directly holds 444,298 shares of Common Stock.

The managing members of BRE/LQJV-NQ L.L.C. are Blackstone Real Estate Partners IV L.P. and Blackstone Real Estate Partners V L.P.

The managing member of BRE/Prime Mezz 2 L.L.C. is BRE/Prime Mezz 3-A L.L.C. The managing member of BRE/Prime Mezz 3-A L.L.C. is BRE/Prime Holdings L.L.C. The managing member of BRE/Prime Holdings L.L.C. is WIH Hotels L.L.C. The managing member of WIH Hotels L.L.C. is Blackstone Real Estate Partners IV L.P.

The general partner of each of Blackstone Real Estate Partners IV L.P., Blackstone Real Estate Partners IV.F L.P., Blackstone Real Estate Partners IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.1 L.P., Blackstone Real Estate Partners (DC) IV.TE.2 L.P. and Blackstone Real Estate Partners (DC) IV.TE.3-A L.P. is Blackstone Real Estate Associates IV L.P. The general partner of Blackstone Real Estate Associates IV L.P. is BREA IV L.L.C.

The general partner of each of Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.F L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P. and Blackstone Real Estate Partners (AIV) V L.P. is Blackstone Real Estate Associates V L.P. The general partner of Blackstone Real Estate Associates V L.P. is BREA V L.L.C.

The general partner of Blackstone Real Estate Holdings V L.P. is BREP V Side-by-Side GP L.L.C. The general partner of Blackstone Real Estate Holdings IV L.P. is BREP IV Side-by-Side GP L.L.C.

The sole member of each of BREP IV Side-by-Side GP L.L.C. and BREP V Side-by-Side GP L.L.C. and managing member of each of BREA IV L.L.C. and BREA V L.L.C is Blackstone Holdings II L.P.

The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed (other than by the Reporting Persons, to the extent they directly hold shares of Common Stock). The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in the shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Stockholders Agreement

In connection with the Spin-off, on May 30, 2018, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with the Blackstone Funds. Upon consummation of the Spin-off, the Reporting Persons became the beneficial owners of approximately 30% of the outstanding Common Stock. The Board granted an exception to the Reporting Persons from the 9.8% ownership limit under the Issuer’s charter.

Under the Stockholders Agreement, the Issuer is required to nominate a number of individuals designated by the Blackstone Funds for election as Issuer directors at any meeting of the Issuer’s stockholders, each a “Blackstone Director,” such that, upon the election of each such individual, and each other individual nominated by or at the direction of the Board or a duly-authorized committee of the Board, as a director of the Issuer, the number of Blackstone Directors serving as directors of the Issuer will be equal to: (1) if the Blackstone Funds continue to beneficially own at least 30% of the Issuer’s outstanding Common Stock, the lowest whole number that is greater than 30% of the total number of directors comprising the Board; (2) if the Blackstone Funds continue to beneficially own at least 20% (but less than 30%) of the outstanding Common Stock, the lowest whole number that is greater than 20% of the total number of directors comprising the Board; and (3) if the Blackstone Funds continue to beneficially own at least 5% (but less than 20%) of the outstanding Common Stock, the lowest whole number that is greater than 10% of the total number of directors comprising the Board. For so long as the Stockholders Agreement remains in effect, Blackstone Directors may be removed only with the consent of the Blackstone Funds. In the case of a vacancy on the Board created by the death, disability, retirement or resignation of a Blackstone Director, the Stockholders Agreement requires the Issuer to nominate an individual designated by the Blackstone Funds for election to fill the vacancy.

The Stockholders Agreement will remain in effect until the Blackstone Funds are no longer entitled to nominate a Blackstone Director pursuant to the Stockholders Agreement, unless the Blackstone Funds request that it terminate at an earlier date.

Registration Rights Agreement

In connection with the Spin-off, on May 30, 2018, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Blackstone Funds. Under the Registration Rights Agreement, the Blackstone Funds have an unlimited number of “demand” registrations and customary “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act of 1933, as amended.

The description of the Stockholders Agreement and Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of June 11, 2018, by and among the Reporting Persons (filed herewith).

Exhibit B	Stockholders Agreement (incorporated by reference to exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 4, 2018)

Exhibit C	Registration Rights Agreement (incorporated by reference to exhibit 10.4 to the Issuer’s Registration Statement on Form 8-K filed on June 4, 2018)

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2018

BRE/LQJV-NQ L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BRE/ PRIME MEZZ 2 L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BRE/PRIME MEZZ 3-A L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BRE/PRIME HOLDINGS L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

WIH HOTELS L.L.C.
By: Blackstone Real Estate Partners IV L.P., its managing member
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

[CorePoint Lodging Inc. – Schedule 13D]

BLACKSTONE REAL ESTATE PARTNERS IV L.P.
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS IV.F L.P.
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS IV.TE.2 L.P.
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS (DC) IV.TE.1 L.P.
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS (DC) IV.TE.2 L.P.
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

[CorePoint Lodging Inc. – Schedule 13D]

BLACKSTONE REAL ESTATE PARTNERS (DC) IV.TE.3-A L.P.
By: Blackstone Real Estate Associates IV L.P., its general partner
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name: William J. Stein
Title: Senior Managing Director

BLACKSTONE REAL ESTATE HOLDINGS IV L.P.
By: BREP IV Side-by-Side GP L.L.C., its general partner

By:	/s/ William J. Stein
Name: William J. Stein
Title: Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V L.P.
By: Blackstone Real Estate Associates V L.P., its general partner
By: By: BREA V L.L.C., its general partner

By:	/s/ William J. Stein
Name: William J. Stein
Title: Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V.F L.P.
By: Blackstone Real Estate Associates V L.P., its general partner
By: By: BREA V L.L.C., its general partner

By:	/s/ William J. Stein
Name: William J. Stein
Title: Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V.TE.1 L.P.
By: Blackstone Real Estate Associates V L.P., its general partner
By: By: BREA V L.L.C., its general partner

By:	/s/ William J. Stein
Name: William J. Stein
Title: Senior Managing Director

[CorePoint Lodging Inc. – Schedule 13D]

BLACKSTONE REAL ESTATE PARTNERS V.TE.2 L.P.
By: Blackstone Real Estate Associates V L.P., its general partner
By: By: BREA V L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS (AIV) V L.P.
By: Blackstone Real Estate Associates V L.P., its general partner By: By: BREA V L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE HOLDINGS V L.P.
By: BREP V Side-by-Side GP L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE ASSOCIATES IV L.P.
By: BREA IV L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE ASSOCIATES V L.P.
By: BREA V L.L.C., its general partner

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

[CorePoint Lodging Inc. – Schedule 13D]

BREP IV SIDE-BY-SIDE GP L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BREP V SIDE-BY-SIDE GP L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BREA IV L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BREA V L.L.C.

By:	/s/ William J. Stein
Name:	William J. Stein
Title:	Senior Managing Director

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP Inc., its general partner

	By:	/s/ John G. Finley

	Name:	John G. Finley
	Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[CorePoint Lodging Inc. – Schedule 13D]

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[CorePoint Lodging Inc. – Schedule 13D]